[LETTERHEAD OF CLIFFORD CHANCE US LLP]

July 31, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry L. Greene

Re:	Prospect Capital Corporation
Form N-2 filed June 18, 2007
File Nos. 814-00659 and 333-143819

Dear Mr. Greene:

     On behalf of Prospect Capital Corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Investment Management of the Securities and Exchange Commission (the “Staff”), received by letter dated July 23, 2007 (the “July 23 Letter”), with respect to the Registration Statement on Form N-2 (Registration No. 333-143819) filed by the Company on June 18, 2007. The responses to the Staff’s comments are set out below each comment in the order in which the comments were set out in the July 23 Letter.

     We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

     To facilitate your review, a marked copy of the Registration Statement, indicating all changes from the initial Registration Statement filed on June 18, 2007 has been provided to you under separate cover.

     Please note that we currently are contemplating an offering off of the shelf in early August and therefore would appreciate your attention to our responses at your earliest convenience.

General

1.	Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In view of the Fund’s reliance on Rule 415, when will this matter be submitted to the NASD, e.g., will the NASD review each supplement?

      The Form N-2 has been filed with the NASD and is currently under review. Subsequent supplements to the prospectus and underwriting agreements will also be filed with the NASD when offerings occur.

2.	Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

      The filing has been revised to ensure that the disclosure meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

3.	On facing page of the filing the Fund checked the box related to the filing of a pre-effective amendment and indicates that the filing is Pre-effective Amendment No. 4. Explain and correct this discrepancy.

      The checking of the box and inclusion of the number four were inadvertent in the prior filing and have been revised to state that the filing in response to this comment letter is Pre-Effective Amendment No. 1.

4.	Notwithstanding the Fund’s name change in May of this year, the EDGAR system currently designates the Fund as “Prospect Energy Corporation”. Please take appropriate action to update the Fund’s records on EDGAR.

      The Company has taken the appropriate action in the EDGAR system in order to update its name, which should be reflected upon its next filing.

5.	The filing constitutes a universal shelf registration statement registering an indeterminate amount of common, preferred, debt and warrants which will in no event exceed $500,000,000. Unless the filing contains all of the information to be disclosed in subsequent supplements related to the offering of the Fund’s preferred, debt and warrants, the Fund should file draft supplements reflecting the form of filings expected to be made in connection with future take downs.

      The filing contains all the information relating to the Company’s preferred, debt and warrants. Subsequent prospectus supplements will supplement this information to provide any further offering specific details.

6.	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook, (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, briefly explain the underlined terms in the following sentence: “Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, to new stockholders, via an optional cash purchase or designated offeree program, or through agents designated from time to time by us, or to or through underwriters or dealers.”

      The disclosure has been reviewed and revised to conform with plain English requirements. The above underlined phrases appearing on page 5 have been revised to clarify their meaning.

7.	We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

      The Company acknowledges its responsibility to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus Cover

8.	Add the disclosure required by Rule 481(d) under the Securities Act regarding over- allotments.

      The disclosure required by Rule 481(d) under the Securities Act regarding over-allotments will be added in prospectus supplements filed pursuant to Rule 497 under the Securities Act to the extent that such an arrangement is part of the offering.

9.	Disclosure in the first paragraph states that the Fund may offer: “up to $500,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities . . .” The second paragraph discloses that securities: “may be offered directly to one or more purchasers, including existing stockholders in a rights offering, . . .” If, in addition to warrants, the Fund also expects to offer separately rights, revise the document appropriately to disclose and register the offering of rights.

      The phrase “rights offering” in this context refers to the common practice of offering common stock through the issuance of rights to existing stockholders. The Company does not intend to offer rights.

10.	Revise the second paragraph to add the following underlined clause: “We may not sell any of our Securities through agents, underwriters or dealers without delivery of the prospectus and a prospectus supplement describing the method and terms of the offering of such Securities.”

      The second paragraph has been revised to add “prospectus and” as suggested.

11.	The third paragraph describes the Fund as a “financial services company.” Why not refer to the Fund as a business development company?

      The Company operates as a financial services company, although it has elected to be treated as a business development company for purposes of its federal securities law filings. The third paragraph seeks to inform investors of how the Company operates and therefore refers to it as a financial services company.

Prospectus

12.	A paragraph of disclosure appearing in bold text on page three begins with the following sentence: “The registration statement contains additional information about us and the Securities being registered by this prospectus.” Do not format this disclosure in bold.

      The disclosure on page three has been revised to un-bold the text.

13.	With respect to the following statement required by Rule 481(b), confirm that the disclosure will appear on the outside front cover page, and do not bold this disclosure: “Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.”

      This statement has been moved up to ensure it will appear on the outside front cover page.

14.	Disclosure captioned “About This Prospectus” indicates that the registration statement constitutes a “shelf” filing. Revise the disclosure to indicate whether this offering will be conducted on a continuous or delayed basis.

      The paragraph has been revised to clarify that offerings will be conducted on a delayed basis.

15.	Revise the discussion captioned “Prospectus Summary” to clarify that any forward-looking statements contained in the prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.

      The second paragraph under the “Prospectus Summary” caption has been revised to clarify that the forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.

16.	Disclosure sub-captioned “Prospectus Summary – Use of proceeds” states that unless stated otherwise in a supplement the Fund will use the net offering proceeds to, among others, repay debt. The use of proceeds to pay off debt should be disclosed prominently because, in effect, investors are purchasing liabilities. Revise this disclosure accordingly.

      The Use of Proceeds section on page 28 has been revised to clarify that proceeds will be used for general corporate purposes, including possibly the repayment of indebtedness.

17.	Disclosure sub-captioned “Prospectus Summary – Distributions” states that the Fund has paid: “quarterly dividends to the holders of our common stock and generally intend to continue to do so.” Use another term because the underlined term is misleading if it includes returns of capital. For example, use the term “distributions.” Other disclosure under this caption indicates that: “Certain amounts of the quarterly dividends may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or by accounting reclassifications.” At an appropriate location disclose the significance of return of capital distributions to a shareholder, including any affect on a shareholder’s basis in the Fund. Advise the staff how you will notify shareholders about the character of the distributions.

      Disclosure has been added within this sub-caption and the Distributions section (page 28-29) to use the term “distribution” rather than “dividend” and to distinguish and explain the significance of return of capital distribution to a shareholder, including any affect on a shareholder’s basis in the Company.

      The Company advises the staff that, consistent with Section 19(a) of the 1940 Act, for any distribution that is made either partially or wholly from assets other than net income, the Company will include a written statement with such distribution which discloses the source or sources of such distribution.

18.	Disclosure sub-captioned “Prospectus Summary – Risk factors” indicates that an investment in the Fund involves certain risks relating to the Fund’s structure and investment objectives that should be considered by investors. Other than statements similar to the above, we can find no discussion of the Fund’s objective and strategies in the prospectus. Accordingly, add the disclosure required by Items 1(b) and 8.2 of Form N-2.

      Disclosure addressing the requirements of Items 1(b) and 8.2 of Form N-2 is provided on pages 31 and 32 under “Our Investment Objective and Policies.”

19.	Revise the disclosure under this sub-caption (or a later discussion sub-captioned: “The energy industry is subject to many risks”) to indicate the percentage of the Fund’s assets invested in the energy industry.

      The risk factor disclosure on page 16 has been revised to indicate the percentage of the Company’s assets invested in the energy industry.

20.	To the extent appropriate, revise the fee table consistent with the following:
  Combine the management fee and incentive fee line items appearing under the annual expenses segment of the table,

      The Company has historically broken out these fees separately and believes that combining these fees could be confusing to investors and it is consistent with market practice to show these fees separately.

  In light of the Fund’s investments in other investment companies (See the caption “Regulation”), add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]),

      The Company has added an additional line item for Acquired Fund Fees and Expenses to the Fees and Expenses table on page 6.

  Move the footnotes appearing after “Total annual expenses (estimated)” to follow the Example,

      The footnotes have been moved to follow the example.

  Delete the word “(estimated)” from the above referenced line item,

      The word “(estimated)” has been deleted.

  With respect to footnote 5, explain whether $50 million constitutes the projected borrowings over the next year,

      The footnote and the lead-in paragraph to the table have been revised to indicate that the Company has no current borrowing plans.

  Explain the legal basis and the meaning of the underlined disclosure in footnote 6 which states: “We expect to invest all of the net proceeds from securities registered under the registration statement of which this prospectus is a part within three years or less of the date of the initial registration . . .,”

      The meaning of the underlined disclosure is to provide investors with a sense of timing of when the Company expects to invest the net proceeds from the offering.

  In addition, conform the disclosure referenced immediately above with earlier disclosure under the sub-caption “Prospectus Summary – Use of Proceeds,” to the effect that proceeds may be use to repay debt,

      The Use of Proceeds section on page 28 has been revised to clarify that proceeds will be used for general corporate purposes, including possibly the repayment of indebtedness.

  Explain the consequences of the situation referenced in footnote 6, namely: “The income incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash,” where payment is never received.

      If interest is accrued but never paid, the Board would decide to write off the accrual. The incentive fee would be impacted in the quarter that the write-off occurs

21.	With respect to the fee table, confirm that the Fund does not have any debt or preferred expenses required to be disclosed in the table.

      The Company confirms that it does not have any debt or preferred expenses required to be disclosed in the table.

22.	Expand the disclosure sub-caption “Risk Factors - We are a relatively new company with limited operating history” to indicate when the Fund became a BDC.

      The risk factor has been revised to indicate when the Company became a BDC.

23.	Disclosure sub-caption “Risk Factors - Regulations governing our operation . . .” states: “In addition, we may in the future seek to securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to such subsidiary. This could include the sale of interests in the subsidiary on a non-recourse basis . . .” Add disclosure regarding any risk or liability to the Fund or its shareholders stemming from the use of these entities.

      Disclosure has been added to page 12 to clarify the risk or liability to the Company or its shareholders stemming from the use of these entities.

Advise the staff how the Fund proposes to securitize its loans and whether the proposal is (i) consistent with the purposes of a BDC, (ii) requires exemptive relief under §57, and (iii) comports with the capital structure requirements under §§18 and 61. We may have further comment.

     The Company securitizes its loans by placing the loans in a designated subsidiary and using the loans as collateral to finance borrowings at the subsidiary level. These securitizations are (i) consistent with the purposes of a BDC because the Company operates as a financial services company, (ii) does not require exemptive relief under §57 because the subsidiary holding the loans is a wholly-owned subsidiary that is consolidated into the Company’s financial statements, and (iii) comports with the capital structure requirements under §§18 and 61 because the Company will treat the debt of the subsidiary as the Company’s debt for purposes of these sections of the 1940 Act.

24.	The discussion captioned “Board approval of the Investment Advisory Agreement” contains disclosure regarding the approval of the advisory agreement. Revise this discussion by adding a discussion of the material factors and conclusions that formed the basis for the Board’s approval of the advisory agreements. See Item 18.13 of Form N-2.

      Disclosure of the material factors and conclusions that formed the basis for the Board’s approval of the advisory agreements has been added to page 46.

25.	The discussion sub-captioned “Provisions of The Maryland General Corporation Law and Our Charter and Bylaws,” as well as several subsequent segments, discuss matters that restrict the effectiveness of actions to take control of the Fund. The discussion should be formatted so as to clearly draw attention to those provisions the effect of which is to impede others in gaining control of the Fund. In addition, revise the disclosure to indicate that anti- takeover provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

      The disclosure on pages 58 to 61 have been revised so as to more clearly draw attention to those provisions the effect of which is to impede others in gaining control of the Company. In addition, disclosure has been added to page 59 to indicate that anti-takeover provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Company.

26.	Disclosure in the fifth paragraph of the discussion captioned “Plan of Distribution” describes the conditions applicable to the sales of Fund securities at below current net asset value. Omitted from the disclosure is any reference to the shareholder approval required in §63(2)(A) of the 1940 Act. Add appropriate disclosure.

      Disclosure has been added to page 69 indicating that stockholder approval for such an issuance was obtaining on January 17, 2007.

Part C

27.	Disclosure in Item 25.2 of Form N-2 indicates that Exhibit l (Opinion and Consent of Clifford Chance US LLP) will be filed by amendment. Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the legal opinion will be updated.

      The Opinion and Consent of Clifford Chance US LLP will be filed by a pre-effective amendment together with the request for acceleration. The Company plans to sell securities off of the shelf by filing prospectus supplements under Rule 497 of the Securities Act. If updates to the legal opinion are required, such updates will be filed by post-effective amendments.

28.	Exhibit k-4, is a Credit Agreement between the Fund, its domestic subsidiaries, certain lenders and Bank of Montreal. Disclosure in the filing indicates that the agreement will be submitted along with a subsequent amendment. Confirm that this agreement establishes the credit facility referred to in the text as the agreement under which the Fund currently has $50 million available to it. Confirm also that the agreement does not authorize or permit any lender or other third party thereunder to alter or change investment policies or strategies of the Fund.

      The Credit Agreement was amended in June 2007. Under the amended Credit Agreement, the Company has $200 million available it. This Credit Agreement will be filed in a subsequent amendment.

Accounting Comment

29.	The Balance Sheet, Statements of Operations, Statements of Changes in Net Assets and Statements of Cash Flows contain a footnote that states: “Certain amounts have been reclassified to conform to the current period’s presentation.” Please disclose what amounts have been reclassified and why.

Balance Sheet – The most significant change was the overall format. We went from a Balance Sheet presentation to a Statement of Assets and Liabilities presentation (the two are very similar). This change in presentation is consistent with the presentation provided in the AICPA Audit and Accounting Guide for Investment Companies, as well as the presentation used by the majority of BDCs. Specific formatting changes also included individual line items. The money market investments were removed from the Non-control/Non-affiliate investments line and moved to their own category (just below the investments section) to allow the reader to ascertain what long-term versus short-term investments were earning. In addition, interest and dividends receivables were split out and “Due from Broker” was changed to Receivables for Securities Sold. These changes were also made to allow the reader to better determine the accruals. We made these changes to the presentation in the current fiscal year and changed FY2006 to conform to the current period).

Statement of Operations – In the previous fiscal year, money market fund dividends were included in the dividends of uncontrolled/unaffiliated entities. A new line was added to show money market dividends separately to allow the reader to determine what the long-term positions were earning in dividends. In addition, accretion of OID was listed separately in the previous fiscal year as “other income”. It has been moved in the current reporting period to the appropriate line in interest income (Control, Affiliate or Non-control/Non-affiliate). OID is typically shown with interest income. Finally, “Administration Costs” and “General and Administrative Expenses” seemed somewhat confusing, so were changed to “Chief Compliance Officer and Sub-administration fees” and “Other general and administrative expenses”, respectively. The CCO fees were previously included in “General and Administrative Expenses” along with certain administrative expenses. The Sub-administration fees were previously included in the “Administration Costs” section along with other administrative costs. We decided that it provided more clarity to show the outsourced services in one category and the other general and administrative costs in the other. The previous year was conformed to be consistent.

Statement of Changes in Net Assets – The previous filings used a Statement of Stockholder’s Equity format. This was changed to a Statement of Changes in Net Assets format to coincide with the change of the Balance Sheet to a Statement of Assets and Liabilities. This change in format is consistent with the format provided in the AICPA Audit and Accounting Guide for Investment Companies, as well as the format used by the majority of BDCs. The information on the two formats is substantially similar.

Statement of Cash Flows – The purchases and sales of the money market funds were removed from the long-term purchase and sales and shown on their own line as a net increase or decrease. This change was made to provide more transparency to the reader.

     If you have any questions or comments with respect to the foregoing, please do not hesitate to contact Robert Bell at 212-878-3467, or the undersigned at 212-878-8489.

Best Regards,

/s/ Leonard B. Mackey, Jr.

Leonard B. Mackey, Jr.